September 19, 2019

Jonas Grossman
Chief Executive Officer
Chardan Healthcare Acquisition Corp.
17 State Street, 21st Floor
New York, NY 10004

       Re: Chardan Healthcare Acquisition Corp.
           Preliminary Proxy Statement on Schedule 14A
           Filed July 17, 2019
           File No. 001-38762

Dear Mr. Grossman:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance
cc:    Giovanni Caruso